

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2012

<u>Via Email</u>
Keith R. Stewart
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, Minnesota 55344-3433

> **Re: ValueVision Media, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2011**
> **File No. 000-20243**

Dear Mr. Stewart:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Teresa Dery
General Counsel
Via Email

Jonathan Zimmerman
Faegre Baker Daniels LLP
Via Email